UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                --------------

                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                          ALBANK FINANCIAL CORPORATION
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                        (Title of Class of Securities)


                                    012046108
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                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13s-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 6 Pages

CUSIP No.   012046108         13G         Page 2 of 6 Pages
          ------------                        ---  ---

1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

      ALBANK, FSB
      Incentive Savings and Employee Stock Ownership Plan
      (IRS No. 13-6989010
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                                                  (a) [ ]
                                                                  (b) [ ]
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3.    SEC USE ONLY:

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION:

      Federally chartered stock savings institution's employee benefit plan organized in New York.
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   NUMBER OF      5.     SOLE VOTING POWER:               --
    SHARES
 BENEFICIALLY     6.     SHARED VOTING POWER:        977,541
   OWNED BY
     EACH         7.     SOLE DISPOSITIVE POWER:          --
   REPORTING
    PERSON        8.     SHARED DISPOSITIVE POWER:   977,541
     WITH

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     977,541
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES           / /
    CERTAIN SHARES*:

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

    7.57%
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12  TYPE OF REPORTING PERSON:

    EP
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             Page 2 of 6 Pages

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                   Under the Securities Exchange Act of 1934

      Check the following box if a fee is being paid with this statement [ ].

Item 1(a).        Name of Issuer:

                  ALBANK Financial Corporation (the "Issuer")
                  --------------------------------------------------------------
Item 1(b).        Address of Issuer's Principal Executive Offices:

                  ALBANK Financial Corporation
                  10 North Pearl Street
                  Albany, New York 12207
                  --------------------------------------------------------------
Item 2(a).        Name of Person Filing:

                  ALBANK, FSB, Incentive Savings and
                  Employee Stock Ownership Plan (the "Plan")
                  --------------------------------------------------------------
Item 2(b).        Address of Principal Business Office, or if none,
                  Residence:

                  ALBANK, FSB
                  10 North Pearl Street
                  Albany, New York 12207
                  --------------------------------------------------------------
Item 2(c).        Citizenship:

                  Federally chartered stock savings institution's
                  employee benefit plan organized in New York
                  --------------------------------------------------------------
Item 2(d).        Title of Class of Securities:

                  Common Stock par value $0.01 per share (the "Common Stock")
                  --------------------------------------------------------------
Item 2(e).        CUSIP Number:

                  012046108
                  --------------------------------------------------------------
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a)         [ ] Broker or Dealer registered under Section 15 of the Act:

                                Page 3 of 6 Pages

      (b)         [ ] Bank as defined in Section 3(a)(6) of the Act;

      (c)         [ ] Insurance Company as defined in Section 3(a)(19) of the
                      Act:

      (d)         [ ] Investment Company registered under Section 8 of the
                      Investment Company Act;

      (e)         [ ] Investment Adviser registered under Section 203 of the
                      Investment Advisers Act of 1940;

      (f)         [x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund;
                      See (SectionMark)240.13d-l(b)(l)(ii)(F);

      (g)         [ ] Parent Holding Company, in accordance with
                      (SectionMark)240.13d-l(b)(l)(ii)(G);

      (h)         [ ] Group, in accordance with
                      (SectionMark)240.13d-l(b)(l)(ii)(H);
                  --------------------------------------------------------------
Item 4.           Ownership:

      (a)         Amount Beneficially Owned as of December 31, 1996:

                  977,541 Shares.
                  --------------------------------------------------------------

      (b)         Percent of Class:

                  7.57%
                  --------------------------------------------------------------
      (c)         Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote:

                  --
                  --------------------------------------------------------------
            (ii) Shared power to vote or to direct the vote:

                  977,541
                  --------------------------------------------------------------
            (iii) Sole power to dispose or to direct the
                   disposition of:

                  --
                  --------------------------------------------------------------
            (iv) Shared power to dispose or to direct the disposition of:

                  977,541
                  --------------------------------------------------------------

                                Page 4 of 6 Pages

                       As of December 31, 1996, the reporting person
                  beneficially owned 977,541 shares of Common Stock. In accordance with Rio Grande Industries, Incorporated, SEC No Action Letter, [1989-1990 Transfer Binder] Fed. Sec. L. Rep.
                  (CCH) (ParagraphMark)79,318 (publicly available April 5,
                  1989), this number of shares represents all of the unallocated shares of Common Stock in the employee stock ownership portion of the Plan as of December 31, 1996 (753,480 shares), plus the number of allocated shares of Common Stock in each of the employee stock ownership and 401(k) portions of the Plan for which no voting instructions were received in the Issuer's most recent meeting of shareholders held on May 22, 1996 (181,638 shares and 42,423 shares, respectively). 977,541 shares represents 7.57% of the Common Stock, based upon 12,910,763 shares of the Common Stock outstanding as of December 31, 1996. As of December 31, 1996, the reporting person has sole power to vote or to direct the vote of none of the shares of Common Stock and shared power with the participants in the Plan to vote or to direct the vote of 977,541 of the shares of Common Stock. As of December 31, 1996, the reporting person has sole power to dispose or to direct the disposition of none of the shares of Common Stock and shared power with the participants in the Plan to dispose or to direct the disposition of 977,541 of the shares of Common Stock.


Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
                  --------------------------------------------------------------
Item 6.           Ownership of More than Five Percent on Behalf of
                  Another Person:

                  The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.
                  --------------------------------------------------------------
Item 7.           Identification and Classification of the
                  Subsidiary Which Acquired the Security Being
                  Reported on by the Parent Holding Company:

                  Not Applicable.
                  --------------------------------------------------------------

                                Page 5 of 6 Pages

Item 8. Identification and Classification of Members of the Group:

                  Not Applicable
                  --------------------------------------------------------------

Item 9.           Notice of Dissolution of Group:

                  Not Applicable
                  --------------------------------------------------------------
Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 1997

                                   ADMINISTRATIVE COMMITTEE OF THE
                                   HUMAN RESOURCES COMMITTEE OF THE
                                   BOARD OF DIRECTORS OF ALBANK, FSB


                                   By   /s/ HERBERT G. CHORBAJIAN
                                     --------------------------------
                                     Name:  Herbert G. Chorbajian
                                     Title: Member

                                Page 6 of 6 Pages